Room 4561
June 3, 2005

S. Emerson Lybbert
President, Principal Executive Officer,
and Principal Financial Officer
TGFIN Holdings, Inc.
1517 North 260 East
North Logan, Utah 84341

      Re:	TGFIN Holdings, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
		File No. 0-19470

Dear Mr. Lybbert,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A. Controls and Procedures, page 27

1. We read your response to prior comment 2 and noted that it appears that you did not address our concerns regarding your Item 308 disclosures. Please explain to us how these disclosures comply with
Item 308 of Regulation S-B.


2. We note your disclosure indicating that disclosure controls and procedures are designed only to provide "reasonable assurance" that the controls and procedures will meet their objectives. We further note that the conclusions of your principal executive and principal financial officer do not indicate that the disclosure controls and procedures are effective at the "reasonable assurance" level and your disclosures do not state that these controls and procedures are designed to provide "reasonable assurance" of achieving their objectives. Please explain to us how your disclosures comply with
Section II.F.4 of SEC Release No. 33-8238, "Management`s Reports on
Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports."

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Brent Watson, Staff Accountant, at (202)
551-
3483, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
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S. Emerson Lybbert
TGFIN Holdings, Inc.
June 3, 2005
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